[Munger, Tolles & Olson LLP Letterhead]
February 22, 2011

WRITER’S DIRECT LINE
(213) 683-9144
(213) 683-5144 FAX
Mark.Kim@mto.com
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Pamela Long Ms. Chambre Malone Mr. Kevin Stertzel Ms. Anne McConnell

Re:	Air Lease Corporation Registration Statement on Form S-1 File No. 333-171734, initially filed on January 14, 2011 Amendment No. 1 filed on February 14, 2011 Amendment No. 2 filed on February 22, 2011
Ladies and Gentlemen:
          On behalf of Air Lease Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated February 10, 2011 relating to the above-referenced registration statement (the “Registration Statement”) filed with the Commission on Form S-1 (File No. 333-171734) on January 14, 2011, and amended by an exhibits-only filing on February 14, 2011 (the Registration Statement as amended, “Amendment No. 1”).

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

          The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing four (4) blacklined copies, complete with exhibits, of Amendment No. 2, marked to show changes from the Registration Statement filed on January 14, 2011.
          In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 2.
General
1.	We note that you have not provided a price range for your offering. Please revise your filing to include a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout may cause us to raise issues on areas not previously commented upon.
          RESPONSE TO COMMENT 1
          The Company respectfully acknowledges the Staff’s comment and confirms that it will include a price range for the offering in a subsequent amendment to the Registration Statement. The Company further acknowledges that it will need to provide the Staff with sufficient time to process the amendment when the price range is included.
2.	As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the effectiveness of your registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.
          RESPONSE TO COMMENT 2
          The Company respectfully acknowledges the Staff’s comment and confirms that it will furnish, as soon as practicable, a statement as to whether the amount of compensation to be paid to the underwriters has been cleared by the Financial Industry Regulatory Authority (“FINRA”). The Company further acknowledges that, prior to the effectiveness of the Registration Statement, it will need to provide a copy of the clearance letter from FINRA to the Commission or cause FINRA to call the Commission, in order to inform the Commission that FINRA has no additional concerns.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

3.	The preliminary prospectus you circulate must include all information required by U.S. federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. We may have additional comments after you fill in all blanks and file all exhibits, including the legality opinion.
          RESPONSE TO COMMENT 3
          The Company respectfully acknowledges the Staff’s comment.
4.	Please monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.
          RESPONSE TO COMMENT 4
          The Company respectfully acknowledges the Staff’s comment.
5.	Please provide a currently dated, signed auditors’ consent with your next amendment.
          RESPONSE TO COMMENT 5
          The Company respectfully acknowledges the Staff’s comment and confirms that it has provided a currently dated, signed auditors’ consent as Exhibit 23.1 to Amendment No. 2.
Industry and market data, page i
6.	We note that your disclosure contains market and industry information from a report prepared by AVITAS. Please provide us with a copy of the AVITAS report, clearly marked to highlight the portion or section that contains the information and cross-reference it to the appropriate location in your filing. We may have additional comments after we review your response.
          RESPONSE TO COMMENT 6
          The Company respectfully acknowledges the Staff’s comment and is providing the Staff with a copy of the AVITAS report under separate cover. The report is unmarked as the Company has incorporated the entirety of the report as the “Overview of the aircraft leasing industry” section of the Registration Statement.
7.	Please be advised that you are responsible for the information you disclose in your prospectus. Therefore, please delete the disclaimer in the second sentence regarding the accuracy and completeness of the market data.
          RESPONSE TO COMMENT 7
          The Company has revised the disclosure on page i to reflect the Staff’s comment.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

Prospectus summary, page 1
8.	We note your reference to market trends in your discussion. Throughout the prospectus, please revise to state your basis or source for the statements you make with regard to market information and trends. For example, you have not provided source information for the statements in the second sentence of the fourth paragraph regarding demand for passenger airline travel and market saturation, the statement regarding demand and growth in the second paragraph on page three.
          RESPONSE TO COMMENT 8
          The Company has revised the disclosure on pages 1, 3–4 and 7 to reflect the Staff’s comment.
9.	To the extent comments in this section affect other portions of the prospectus, please revise the prospectus throughout accordingly.
          RESPONSE TO COMMENT 9
          The Company has revised the disclosure on pages 16, 75 and 79–80 to reflect the Staff’s comment.
Our company, page 1
10.	We note your statement in the second paragraph that you owned 40 aircraft as of December 31, 2010. Please revise to disclose the number of used and new aircraft that comprise the 40 aircraft.
          RESPONSE TO COMMENT 10
          The Company has revised the disclosure on pages 1, 52 and 74 to reflect the Staff’s comment.
11.	You state in the second paragraph that all of the aircraft you currently own are leased or are subject to lease. Please revise to disclose the number of aircraft actually leased and explain what you mean by “subject to lease” (e.g. does this mean that you have entered into a binding lease commitment but delivery of the aircraft has not yet occurred?).
          RESPONSE TO COMMENT 11
          The Company has revised the disclosure on pages 1 and 74 to reflect the Staff’s comment.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

Operations to date, page 2
Current fleet, page 2
12.	We note that you anticipate your fleet will grow to over 100 aircraft at the end of 2011. Based on the size of your fleet at the end of 2010 and your disclosed purchase commitments in 2011, please clarify how you intend to grow your fleet to over 100 aircraft at the end of 2011. If there are any other probable agreements to acquire aircraft, please disclose and discuss the terms of those agreements.
          RESPONSE TO COMMENT 12
          The Company has revised the disclosure on pages 2, 3, 76 and 77 to reflect the Staff’s comment.
Aircraft purchase commitments, page 2
13.	Please revise the first paragraph on page three to quantify the number of binding and non-binding lease commitments for the aircraft to be delivered in 2011 and 2012.
          RESPONSE TO COMMENT 13
          The Company has revised the disclosure on pages 3 and 77 to reflect the Staff’s comment.
Our business and growth strategies, page 3
Capitalize on attractive market opportunities . . . page 3
14.	We note your statement in the fifth sentence. Please revise to disclose why you believe narrowbody and certain widebody aircraft will continue to experience strong global airline demand.
          RESPONSE TO COMMENT 14
          The Company has revised the disclosure on pages 3 and 79 to reflect the Staff’s comment.
Enter into strategic ventures, page 4
15.	Please revise to disclose whether you have any current plans to enter into strategic ventures with third parties.
          RESPONSE TO COMMENT 15

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

          The Company supplementally advises the Staff that it currently has no binding commitment to enter into a strategic venture with any third party and has no current plans to enter into any material strategic ventures in the near term. Accordingly, the Company respectfully submits that revision of the relevant disclosure would not result in meaningful disclosure to potential investors in the Company.
Risks affecting us, page 7
16.	Please revise this section to briefly describe key risks and how those risks affect your company. Your disclosure in this section should be equally prominent as the section describing your competitive strengths. For example, the use of bulleting and bold type is helpful for highlighting and distinguishing between the key risks.
          RESPONSE TO COMMENT 16
          The Company has revised the disclosure on pages 7–8 to reflect the Staff’s comment.
Summary financial information and data, page 10
17.	We note you present the non-GAAP measures adjusted net loss and adjusted EBITDA that you identify as performance measures. In your disclosures, you indicate that you believe these measures provide useful information regarding your ability to “service long-term debt and other fixed obligations” and your ability to “fund expected growth with internally generated funds”. Based on these disclosures, it is not clear to us how or why you do not believe that these non-GAAP measures are also liquidity measures. If they are liquidity measures, please also reconcile them to net cash provided by/used in operating activities and disclose operating, investing and financing cash flows with equal or greater prominence. If they are not liquidity measures, please explain why and clarify your current disclosures. This comment is also applicable to non-GAAP disclosures in selected financial data and MD&A.
          RESPONSE TO COMMENT 17
          The Company has revised the disclosure on pages 11–14, 48–51 and 58 to reflect the Staff’s comment.
Risk factors, page 12
The death, incapacity or departure of key officers . . . page 14
18.	Please revise the risk factor to disclose that you only have employment agreements with Mr. Udvar-Hazy and Mr. Plueger and that you do not intend to enter into employment agreements with your other senior officers.
          RESPONSE TO COMMENT 18

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

          The Company has revised the disclosure on page 17 to reflect the Staff’s comment.
Our substantial indebtedness incurred to acquire our aircraft requires significant debt service payments, page 17
19.	The focus of this risk factor is not centered upon your debt service payments, as indicated in the risk factor heading. Please revise the risk factor to elaborate on the risk that significant debt service payments pose to your company. Please also discuss the consequences that could occur if you are unable to make the debt service payments.
          RESPONSE TO COMMENT 19
          The Company has revised the disclosure on page 20 to reflect the Staff’s comment.
SARS, H1N1 and other epidemic diseases . . . page 32
20.	Please revise this risk factor heading to describe the impact of the risk to your company. Please similarly revise the next risk factor heading relating to natural disasters.
          RESPONSE TO COMMENT 20
          The Company has revised the disclosure on page 35 to reflect the Staff’s comment.
Use of Proceeds, page 40
21.	Please state the approximate amount of proceeds intended to be used for each purpose specified. We also note your disclosure that you will have broad discretion in the use of proceeds and that the amount and timing of what you actually spend for intended uses of proceeds may vary significantly. Please note that you may reserve the right to change your uses of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please see Item 504 of Regulation S-K and Instruction 7 thereto.
          RESPONSE TO COMMENT 21
          The Company acknowledges the Staff’s comment but respectfully advises the Staff that it is unable to state the approximate amount of proceeds intended to be used for each purpose specified (i.e., the acquisition of commercial aircraft and general corporate purposes) because the amount of cash required for the acquisition of commercial aircraft and general corporate cash needs will vary depending upon a variety of factors that are unknown at this time, particularly since the Company was recently organized and is currently in a growth phase. Such factors include the number and purchase price of aircraft that the Company will ultimately acquire; the types, amounts and terms of debt and equity financing and credit support the Company will be able to obtain; the number, pricing and duration of leases the Company executes with customers; and the operating costs of the Company. The Company respectfully submits that to disclose an

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

approximate amount of proceeds intended to be used for each purpose specified would imply a level of specificity that does not currently exist and would not result in meaningful disclosure to potential investors in the Company.
Management’s Discussion and Analysis of Financial Condition . . . page 47
Liquidity and Capital Resources, page 48
22.	Please expand your disclosures to provide a detailed discussion of the significant and most restrictive financial and non-financial elements of the loan covenants, related to your various debt instruments, including, if applicable, actual versus required ratios/amounts.
          RESPONSE TO COMMENT 22
          The Company respectfully advises the Staff that the Company does not believe that it is, or that it is reasonably likely that the Company will become, non-compliant with any of its debt covenants. In addition, the Company respectfully advises the Staff that there are currently significant cushions between the required ratios/amounts and the actual ratios/amounts for the financial covenants in the Company’s debt agreements. Accordingly, pursuant to Section IV.C of Commission Interpretative Release No. 33-8350, the Company does not believe that it is required to provide additional disclosure regarding the loan covenants in its various debt instruments. Nevertheless, the Company has revised the disclosure on page 54 to include the following statement: “At December 31, 2010, we were in compliance in all material respects with the covenants in our debt agreements, including our financial covenants concerning debt-to-equity, tangible net equity and interest coverage ratios.”
23.	Please revise your liquidity disclosures to address the following:
•	We note your disclosure regarding your ability to satisfy your current liquidity needs, please revise your disclosure to identify the time period that you believe you will be able to satisfy your liquidity needs.

•	Please address the potential risks and consequences if you are unable to satisfy your existing aircraft purchase commitments.

•	We note your disclosure regarding an increasing interest rate when you convert current borrowing under your warehouse facility into a four year term loan, please revise your disclosure to clarify how that interest rate will be determined, including what the interest rate would be if the borrowing were converted now.
          RESPONSE TO COMMENT 23
          The Company has revised the disclosure on pages 19, 53–54, F-10 and F-18 to reflect the Staff’s comment. We also note our disclosure on pages 16–17.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

Recent initiatives, page 49
24.	Please file the agreements governing the seven unsecured two-year and three-year revolving credit facilities as exhibits to your registration statement.
          RESPONSE TO COMMENT 24
          The Company acknowledges the Staff’s comment but respectfully submits that the unsecured two-year and three-year revolving credit facilities need not be filed as exhibits to the Registration Statement because each of these credit facilities was entered into in the ordinary course of business and none of these credit facilities is individually material to the Company. The largest of these credit facilities affords the Company borrowing capacity of only $50.0 million, which represents less than 2.9% of the Company’s aggregate borrowing capacity of $1.74 billion as of December 31, 2010.
Business, page 70
Our financing strategies, page 76
25.	We note your statement in the third full paragraph on page 77. We also note your disclosure in the third full paragraph on page 48 that you have “commenced discussions” for government-sponsored financing. Please revise your discussion on page 77 to indicate the length of the process for securing the government-sponsored financing, at what stage you are in the process, how much funding you expect to receive from the financing and whether you are subject to rejection for receipt of financing.
          RESPONSE TO COMMENT 25
          The Company has revised the disclosure on page 81 to reflect the Staff’s comment.
Government regulation, page 83
26.	Please disclose whether you believe you are in compliance with the government regulations you discuss in this section. Please also state whether you have registered your aircraft with the appropriate authorities and obtained Certificates of Airworthiness for your aircraft.
          RESPONSE TO COMMENT 26
          The Company has revised the disclosure on pages 88–89 to reflect the Staff’s comment.
Facilities, page 85
27.	Please file your office lease agreements, if material, as exhibits to your registration statement. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

          RESPONSE TO COMMENT 27
          The Company acknowledges the Staff’s comment but respectfully submits that the office lease agreement for the premises at 2000 Avenue of the Stars, Los Angeles, California need not be filed as an exhibit to the Registration Statement because the agreement is not material to the Company. Aggregate annual lease payments for 2011 under the office lease agreement would have represented less than 1% of the Company’s selling, general and administrative expenses for 2010.
Management, page 86
Backgrounds of our current executive officers and directors, page 86
28.	Please revise the business descriptions of your directors and executive officers to ensure that you have provided each individual’s business experience during the past five years. Please account for any gaps during the past five years. For example, we note that it is unclear when Mr. Willis worked at ILFC. Please refer to Item 401(e)(1) of Regulation S-K.
          RESPONSE TO COMMENT 28
          The Company has revised the disclosure on pages 92–94 to reflect the Staff’s comment.
Executive compensation, page 95
How we determine compensation, page 96
Role of Independent Consultant, page 96
29.	Please indicate whether the compensation committee has approved of the compensation consultant’s engagement in any separate work for your management or employees.
          RESPONSE TO COMMENT 29
          The Company has revised the disclosure on page 102 to reflect the Staff’s comment.
Elements of the executive compensation program, page 97
Annual Bonus, page 97
30.	Please revise to disclose the company financial metric performance targets and individual objectives for each named executive officer. Please disclose the targets necessary to obtain the target bonus amount and the maximum bonus amount for each named executive officer.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

          RESPONSE TO COMMENT 30
          The Company acknowledges the Staff’s comment. The Company’s Compensation Committee is currently engaged in the process of setting the performance targets and individual objectives for each Named Executive Officer for 2011 and has not yet completed this work or approved such targets and objectives. The Company anticipates that the Compensation Committee will complete this work and approve such targets and objectives in the near term, after which time the Company will provide its response to this comment.
Long-Term Incentive Awards, page 98
31.	We note your disclosure in the first full paragraph on page 99. Please revise to explain why Mr. Chen’s RSUs have a time-based vesting element that is different from the other named executive officers.
          RESPONSE TO COMMENT 31
          The Company has revised the disclosure on pages 104–106 to reflect the Staff’s comment.
32.	In the second full paragraph on page 100, please disclose Mr. Chen’s performance targets for the performance bonus payable in July 2011.
          RESPONSE TO COMMENT 32
          The Company acknowledges the Staff’s comment. The Company’s Compensation Committee is currently engaged in the process of setting the performance targets for each Named Executive Officer, including Mr. Chen’s performance targets for the performance bonus payable in July 2011, and has not yet completed this work or approved such targets. The Company anticipates that the Compensation Committee will complete this work and approve such targets in the near term, after which time the Company will provide its response to this comment.
Certain relationships and related party transactions, page 121
33.	Please file the agreements governing the loan transactions and stock purchase transactions with your officers and directors. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
          RESPONSE TO COMMENT 33
          The Company acknowledges the Staff’s comment but respectfully submits that prior agreements governing the loan transactions and stock purchase transactions with its officers and directors need not be filed because the transactions that were the subject of such agreements have been completed. All loan amounts under the loan agreements and notes have been repaid in full

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

and all stock required to be purchased under the stock purchase agreements has been purchased. Consequently, the agreements are immaterial to the Company.
Certain U.S. federal income tax considerations for non-U.S. holders, page 132
34.	Please revise the heading and first paragraph of this section to indicate that you are discussing the “material” U.S. federal income tax considerations.
          RESPONSE TO COMMENT 34
          The Company has revised the disclosure on page 139 to reflect the Staff’s comment.
35.	Please delete the disclaimer in the last paragraph stating that “th[e] summary is for general information only”. Investors are entitled to rely on the information you provide in your prospectus.
          RESPONSE TO COMMENT 35
          The Company has revised the disclosure on page 139 to reflect the Staff’s comment.
Financial Statements
General
36.	We note your limited operating history and the financial statements you currently present. Please identify your fiscal year end in your filing and ensure that the financial statements you present meet the updating and audit requirements of Rule 3-12 of Regulation S-X based on your fiscal year end.
          RESPONSE TO COMMENT 36
          The Company acknowledges the Staff’s comment and has revised the disclosure on page F-7 to reflect the Staff’s comment.
Consolidated Statement of Cash Flows, page F-6
37.	Based on your disclosure it appears that you acquired flight equipment under operating leases. Please disclose the material terms of the transaction in which you acquired your existing aircraft, including the parties involved. If you acquired a fleet of aircraft, subject to existing operating leases, please explain to us how and why you determined that this acquisition was not the acquisition of a business for which historical financial statements may be required by Rule 3-05 of Regulation S-X.
          RESPONSE TO COMMENT 37

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

          The Company respectfully advises the Staff that we did not acquire a fleet of aircraft from any single party that would be considered a business under Article 11-01(d) of Regulation S-X for which financial statements would be required under Rule 3-05. As of December 31, 2010, the Company had purchased a total of 40 aircraft from 11 separate aircraft owners and operators, 28 of which were subject to existing operating leases. The general structure of these transactions was that the Company paid for the aircraft using previously raised equity and independently arranged financing. When we acquired aircraft subject to an existing lease agreement, we assumed the lease through a lease novation agreement between the seller and the lessee.
          In response to your request to disclose the material terms of the transactions in which we acquired our existing aircraft, we note that the financial statements currently disclose the number and amount of cash paid to acquire the aircraft, the estimated useful life of the assets and the future lease payments due in the next five years and thereafter. We believe these disclosures meet the requirements of GAAP.
          To date, the Company has not acquired a large number of aircraft from any particular existing owner. The Company’s intent is to acquire the majority of the aircraft for its planned fleet directly from original equipment manufacturers. We currently have commitments to acquire 136 new aircraft directly from original equipment manufacturers for a total purchase price of $5.8 billion. The amount of aircraft that we have purchased and plan to purchase from other lessors is small in comparison to these commitments to acquire new aircraft.
          The Company has acquired 28 aircraft subject to existing leases from seven different aircraft lessors. The individual transaction sizes ranged from one to eight aircraft. Based on available information, each of these transactions represented less than 5% of the entire fleet of the respective selling lessor.
          Further, the aircraft we acquired did not represent an entire portfolio (i.e., a group of aircraft by risk, geography or other common characteristics) to the respective seller lessor, and none of the seller lessors entered into these transactions as part of a plan to exit their respective aircraft leasing businesses. The existing leases we assumed had a weighted average remaining term of 5.5 years as of December 31, 2010, which is significantly shorter than the useful lives of the aircraft (generally 25 years). These leases were with 22 different airline customers and represented no significant customer or geographical concentrations. The purpose of these transactions was to acquire aircraft assets (an aircraft and a lease contract) to help meet our goal of growing our fleet to approximately 100 aircraft by the end of 2011.
          When we purchase an aircraft subject to an existing lease, we acquire very few assets and liabilities. We acquire an aircraft asset and we assume lease-related liabilities, which may include security deposits and maintenance reserve deposits. In connection with the acquisition of our aircraft, we would like to note the following key points:

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

-	We have not purchased, or committed to purchase, information technology systems or infrastructure in connection with these transactions.

-	We have not acquired any employees in connection with these transactions.

-	There have been no purchases of other assets or services from our sellers.

-	There are no significant costs incurred to execute these transactions. There are minimal due diligence costs in connection with the acquisition of these aircraft. We do not engage investment bankers, brokers or other financial advisors to aid in our acquisition of aircraft, and we use in-house counsel to draft, review and negotiate purchase, sale and lease documents.

-	The involvement of the underlying lessee is limited to the lease novation process whereby the lessee is notified of the change in ownership of the aircraft and directed to make payments to us.

-	Each aircraft is owned and leased by one of our special purpose entities which has no other assets or liabilities.

-	No liabilities are assumed from the seller, other than lease-related deposits as required under the respective lease agreements.

-	We have evaluated the assets acquired in each of the transactions involving the purchase of aircraft subject to an existing lease and we have concluded that none of these transactions meets the definition of a business under Accounting Standards Codification Topic 805, Business Combinations.
Regulation S-X Analysis
          With respect to the 28 aircraft acquired subject to existing lease agreements, we considered whether the acquired assets met the definition of a business under Article 11-01(d) of Regulation S-X. To qualify as a business under Article 11, the acquirer must have sufficient continuity of operations such that disclosure of prior financial information is material to an understanding of future operations. We believe that there is not sufficient continuity of operations to meet the definition of a business under S-X as explained below:
(1)Whether the nature of the revenue producing activity of the component will remain generally the same as before the transaction;
          The nature of revenue producing activity (aircraft leasing) is generally the same before and after the transaction to the extent that we will be able to continue to collect lease revenue under the existing lease agreements. We do not believe the collection of rents under a pre-existing lease (lease administration) is a substantive activity. With respect to all of the transactions involving the purchase of aircraft subject to an existing lease, we did not acquire any

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

processes or systems to (i) amend or extend existing lease agreements, (ii) identify new lessees, (iii) repossess and redeliver aircraft to follow-on lessees, (iv) obtain financing for the aircraft, (v) inspect and monitor the technical status of the aircraft, (vi) identify buyers of aircraft, or (vii) conclude the sale of an aircraft. We believe the absence of the above-mentioned processes is significant because the acquired in-place leases are significantly shorter (average of 5.5 years) than the useful lives of the aircraft (generally 25 years) and therefore would not provide sufficient cash flow to cover the cost of the aircraft. As a result, prior financial information with respect to any of the aircraft acquired would not provide material information about our future operations. Furthermore, we have not acquired any employees in connection with these transactions, including any employees who have expertise to manage the maintenance of the aircraft, to service existing leases, to negotiate new leases or to re-market or sell aircraft. All such services are performed by our pre-existing employees.
(2)Whether any of the following attributes remain with the component after the transaction:
(i)	Physical facilities

The aircraft are cash generating assets and remain the same post acquisition.

(ii)	Employee base

No employees were acquired as a result of the purchase of these aircraft or leases.

(iii)	Market distribution system

There was no process acquired to enable re-marketing, re-leasing or selling of the aircraft or a process/team to buy and lease other aircraft.

(iv)	Sales force

No sales force was acquired through the Company’s transactions.

(v)	Customer base

While the aircraft are on lease at the time of purchase and the lessee may renew the lease or lease other aircraft, there were no significant new relationships established as a result of these purchases.

(vi)	Operating rights

No operating rights were identified in the purchases.

(vii)	Production techniques

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

No production techniques were acquired in these purchases.

(viii)	Trade names

No trade names were acquired in these purchases.
          With respect to the aircraft that we acquired that were subject to existing lease agreements, we believe that the non-substantive nature of lease administration and the absence of the other factors noted in Rule 11-01(d)(2) supports the conclusion that these transactions should not be considered acquisitions of businesses. Therefore, considering the facts discussed above, we concluded that acquisition of the aircraft from leasing companies that are subject to existing leases do not constitute the acquisition of businesses in accordance with Regulation S-X.
Note 1 – Summary of Significant Accounting Policies, page F-7
38.	Please expand your accounting policy disclosures to include a discussion of the company’s consolidation policy.
          RESPONSE TO COMMENT 38
          The Company has revised the disclosure on page F-7 to reflect the Staff’s comment.
Note 1 – Summary of Significant Accounting Policies, page F-7
b. Rental of flight equipment, page F-7
39.	We note that you record as rental revenue, the portion of supplemental maintenance rent that you are “virtually certain will not be reimbursed to the lessee”. Please clarify when and how you make this determination and disclose the amount of supplemental revenue you recorded each period. Also, please clarify when and how you determine the amount of supplemental maintenance rent that may be required to be reimbursed to the lessee and confirm that these amounts are not recorded in revenues.
          RESPONSE TO COMMENT 39
          Our aircraft lease agreements are all triple net leases whereby the lessee is obligated to bear the cost of taxes, insurance and maintenance of the aircraft. In addition, the respective aviation regulators (e.g., the Federal Aviation Administration in the United States) require that the operator of an aircraft be responsible for the maintenance of the aircraft.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

          Our aircraft lease agreements typically contain provisions which require the lessee to make additional rental payments based on either the usage of the aircraft (measured on the basis of hours or cycles flown per month1) or calendar-based time (“Contingent Rentals”). These payments represent contributions to the cost of major future maintenance events (“Qualifying Events”) associated with the aircraft and typically cover major airframe structural checks, engine overhauls, the replacement of life limited parts contained in each engine (“LLPs”), landing gear overhauls and overhauls of the auxiliary power unit (“APU”). These charges are generally collected monthly based on reports of usage by the lessee (in the case of usage-based payments) or collected monthly as fixed rate charges (in the case of calendar-based payments).
          Contingent Rentals are subject to reimbursement to the lessee upon the occurrence of a Qualifying Event. The reimbursable amount is capped by the amount of Contingent Rentals received by the Company, net of previous reimbursements. The Company is only required to reimburse for Qualifying Events during the lease term. The Company is not required to reimburse for routine maintenance or additional maintenance costs incurred during a Qualifying Event. All amounts of Contingent Rentals unclaimed by the lessee at the end of the lease term are retained by the Company.
          As required by the accounting literature (SAB 104, Revenue Recognition), we are required to estimate when we are virtually certain that all contingencies surrounding each Contingent Rental provision are resolved prior to the recognition of Contingent Rental revenue. Based upon our lease contracts, the contingency that must be resolved before we recognize any Contingent Rental revenue is the amount that we will be obligated to reimburse to the lessee for Qualifying Events.
          In order to determine virtual certainty with respect to this contingency, our Technical Asset Management Department analyzes the terms of the lease, utilizes available cost estimates published by the equipment manufacturers, and thoroughly evaluates an airline’s Maintenance Planning Document (“MPD”).2 The MPD describes the required inspections and the frequency of those inspections. Our Technical Asset Management Department utilizes this available information, combined with their cumulative industry experience, to determine when major calendar-based or usage-based checks are expected to occur for each relevant component of the aircraft, and translates this information into a determination of how much we will ultimately be required to reimburse to the lessee. Our policy with regard to calendar-based and usage-based checks is described in more detail below:
          Calendar-Based Checks — Structural checks and landing gear overhauls that are calendar-based are performed at specified time intervals, which are determined by the manufacturer and the MPD. In determining when we are virtually certain that we will not reimburse reserves relating to calendar-based checks to the lessee, we compare the check interval with the non-cancelable lease term. We recognize 100% of Contingent Rentals related to a structural check that is scheduled to occur outside the lease term as Rental Revenue as each month elapses and collectability of the Contingent Rental is reasonably assured.

[1]	A cycle is defined as one take-off and landing.

[2]	A MPD is prepared jointly by the manufacturer and the airline, and ultimately approved by the FAA or an equivalent foreign aviation regulatory body.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

          In the case of a check that is expected to occur during the non-cancelable lease term, our Technical Asset Management Department estimates the cost of the check. This estimate is based upon the Technical Asset Management Department’s cumulative industry experience benchmarked against cost estimates published by the equipment manufacturers. We then record Contingent Rentals related to the check as a deposit liability up until we have received Contingent Rentals in an amount equal to the amount expected to be reimbursed to the lessee. Any Contingent Rentals received in excess of the amount expected to be reimbursed are recorded as Rental Revenue as each month elapses and collectability of the Contingent Rental is reasonably assured. We closely monitor the usage of the aircraft and the cost of maintenance to ensure there is no situation where revenue is recognized but ultimately amounts are refunded to the lessee.
          Usage-Based Checks — Engine and APU overhauls and LLP replacements are performed based upon hours or cycles flown or when a diagnostic is performed under the operator’s MPD that indicates that an overhaul is required. In order to determine virtual certainty with respect to usage-based checks, our Technical Asset Management Department estimates the cost of the check based upon the Technical Asset Management Department’s cumulative industry experience benchmarked against cost estimates published by the equipment manufacturers. We record Contingent Rentals related to the respective check as a deposit liability up until we have received Contingent Rentals in an amount expected to be reimbursed. Any Contingent Rentals received in excess of the amount expected to be reimbursed are recorded as Rental Revenue when the usage of the aircraft is reported and collectability of the Contingent Rental is reasonably assured.
          We confirm that no maintenance reserve amounts that we expect to refund to the lessee are recorded as revenue. We have disclosed in our financial statements on page F-14 the amount of rental revenue recognized for maintenance reserves where the virtual certainty criteria described above have been met.
g. Capitalized interest, page F-8
40.	Please provide the disclosures required by ASC 835-20-50.
          RESPONSE TO COMMENT 40
          The Company has revised the disclosure on page F-9 to reflect the Staff’s comment.
Note 3 – Debt financing, page F-10
i. Convertible notes, page F-12
41.	Please better explain to us how you determined the fair values of the convertible notes and stock purchase agreement and how you determined the amount of the beneficial conversion option. Also, please tell us if the warrants, disclosed in note 4, were issued to the noteholders. If they were, please explain to us why their fair value was not recorded as a debt discount.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

          RESPONSE TO COMMENT 41
          Convertible Notes and Stock Purchase Agreement:
          As described in note 2(i) to the consolidated financial statements, on May 7, 2010, the Company issued $50,000,000 of convertible promissory notes to two investors (the “Early Investors”), and $10,000,000 of convertible promissory notes to members of the Company’s management team (and their respective families and affiliates) and board of directors (collectively, the “Notes”). The notes were convertible into Common Stock at $18 per share ($2 less than the $20 offering price for the Company’s June 2010 private placement of Common Stock) and, in addition, the Early Investors were given a right to purchase an additional 11,111,111 shares of Common Stock at a price of $18 per share (“Contingent Stock Purchase Right” or “Right”), again at $2 less than the private placement offering price. On June 4, 2010, the Company completed its private placement of 40.5 million shares of its Common Stock at $20.00 per share. Simultaneously with the closing of this private placement at $20.00 per share, the outstanding principal of the Notes was converted into Common Stock.
          The Company accounted for the Notes and Contingent Stock Purchase Right by allocating the proceeds received to the Notes and the Contingent Stock Purchase Right based on their relative fair values at issuance. An independent appraiser determined the fair value of the Notes and Right.
          The fair value of the Notes and Contingent Stock Purchase Right were determined by summing the present value of the expected future cash flows from the Notes and the Right. As the cash flows associated with the Notes and the Right were contingent upon the successful completion of the private placement during different time phases, a scenario analysis approach was applied to value the Notes and the Right. The value of the conversion feature of the Notes was included in the note value for purposes of the allocation between instruments by including the discounted equity profit from the conversion in the present value calculation. The probability of each scenario was developed by interviews with management and the underwriters for the private placement. It was determined that there was a high probability of the conversion of the Notes and the exercise of the Right occurring shortly after issuance and the scenarios were weighted accordingly. The discount rate used to calculate the present value of future cash flows incorporated premiums for default risk expressed in terms of spreads over conventional short-term floating rates, which were assumed to be the risk-free rate.
          The relative fair values assigned to the Note and the Right were $35.4 million and $14.6 million, respectively. The relative fair value assigned to the Right was recorded as a debt discount of $14.6 million. To calculate the beneficial conversion feature for the Notes issued to the Early Investors (the “Early Investor Notes”), the intrinsic value in the conversion option was determined using the relative fair value assigned to the Early Investor Notes. The $35.4 million amount assigned to the Early Investor Note was divided by the 2,777,778 shares the Early Investor Notes converted into to determine a value per share of $12.76. The intrinsic value in the conversion feature per share was calculated by subtracting $12.76 per share from the fair value

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

of our Common Stock at the date the Notes were issued of $20 per share. The resulting intrinsic value of $7.24 per share was multiplied by the 2,777,778 shares the Early Investor Notes converted into to calculate a beneficial conversion feature amount of $20.1 million for the Early Investor Notes.
          The Notes issued to members of the Company’s management team (and their respective families and affiliates) and board of directors (the “Management Notes”) were convertible into Common Stock at $18 per share. The beneficial conversion feature for the Management Notes was calculated by subtracting the $18 per share conversion price from the $20 per share fair value of the stock and then multiplying the result by the 555,556 shares the Management Notes converted into to calculate a beneficial conversion feature amount of $1.1 million. The sum of the beneficial conversion features on the Early Investor Notes and the Management Notes and the discount from assigning value to the Right was $35.8 million.
Warrants:
          Unrelated to the convertible debt or any other debt, on May 6, 2010, two institutional investors who were not the Early Investors or noteholders committed to purchase $100,000,000 and $125,000,000 of our Common Stock, respectively, in the June 2010 private placement at $20.00 per share. In return for this early commitment, the Company issued an aggregate of 482,625 warrants to these institutional investors. The warrants are equity-classified instruments and represent a cost of obtaining the commitment to purchase Common Stock. As the warrants are equity-classified, as was the forward sale of Common Stock, all amounts related to this transaction were recorded in equity with no impact on recorded assets or liabilities or the income statement.
Note 7 – Income taxes, page F-16
42.	Please disclose the amount of taxable income required to be generated to fully realize your deferred tax asset.
          RESPONSE TO COMMENT 42
          The Company has revised the disclosure on page F-17 to reflect the Staff’s comment.
Note 8 – Commitments and contingencies, page F-18
43.	Please disclose the dollar amount of aircraft purchase commitments for each of the next five fiscal years as required by ASC 440-10-50-4.
          RESPONSE TO COMMENT 43
          The Company has revised the disclosure on page F-18 to reflect the Staff’s comment.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
February 22, 2011

          Please do not hesitate to contact Rob Knauss at (213) 683-9137 or me at (213) 683-9144 with any questions or comments regarding this response letter or Amendment No. 2. Thank you for your assistance.
Respectfully submitted,
/s/ Mark H. Kim

Mark H. Kim
Encls.

cc:	Steven F. Udvar-Házy, Chairman and Chief Executive Officer (w/o encls.)
John L. Plueger, President and Chief Operating Officer (w/o encls.)
Grant A. Levy, Executive Vice President, General Counsel and Secretary (w/o encls.)
Robert B. Knauss, Munger, Tolles & Olson LLP (w/o encls.)
Joseph A. Hall, Davis Polk & Wardwell LLP (w/o encls.)